SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC TRADED COMPANY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS ("Company" or "Eletrobras"), further to the market announcement of May 11, 2016, hereby informs its shareholders and the market in general that, as requested by the Company, the board of the National Agency Electric Energy ("ANEEL") approved today the suspension, until September 30, 2016, of its decision of May 10, 2016, determining the return, by Eletrobras, to the Global Reversion Reserve ("RGR"), of resource allegedly not transferred, under the management of the fund, as dispatch ANEEL 63/2014.

The Eletrobras request for suspension and cancellation of the decision was motivated by the Law 13,299 of June 21, 2016, which included the articles 21-A and 21-B to the Law 12,783/2016, legitimizing the procedures adopted by Eletrobras as regards the management of resources to RGR, especially with regard to resources used by the Company for the acquisition of distribution companies, then belonging to States, as authorized by Law 9,619 of April 2, 1998, for the purpose of inclusion of the mentioned distribution companies in the National Privatization Plan.

The acquisition of the distribution companies in question, at that time, was a legal obligation and not a decision of Eletrobras.

However, under the Provisional Measure 1,755-9 of December 14, 1998, the National Treasury made exchange of asset with Eletrobras, by receiving credits related to loan contracted by Eletrobras with Itaipu Binacional, denominated in US dollars (US$) and Eletrobras received in exchange the right to receive the balance of resources in Real (R$), due to the RGR, at that time, relating to financing granted to electric sector agents as authorized by Law 5,655/71.

In that occasion, were registered in the RGR balance, for purposes of the above exchange of assets, the amounts relating to debt issued for the acquisition of the distribution companies, as mentioned above. However, the Article 3 of Law 9,619/98 established that the return of RGR funds used for the acquisition of distribution companies was subject to a suspensive condition, which is the sold of the distribution companies, which did not occur.

MARKET ANNOUNCEMENT

Thus, the understanding of Eletrobras, confirmed by the Articles 21-A and 21-B of the Law 12,783/2016, with the new wording of Law 13,299 of June 21, 2016, is that the effectiveness of RGR credit related to the purchase of the distribution companies, as authorized by Law 9,619 of April 2, 1998, is suspended until there is a sale of the shareholding control of the distribution companies in privatization auctions. The occurrence of which depends on a decision of the National Privatization Council ("CND") and of the Grantor as §1ª-A of Article 8 of Law 12,783/2013, with the new wording given by Provisional Measure 735, of June 22, 2016.

Besides that, the debt of Eletrobras with the RGR, relating to the amount used for the acquisition of the distribution companies is still illiquid because the 21-B Article of Law 12,783/2016 provides that the amount to be reimbursed, regarding this operarion, to the RGR Fund is the amount obtained from the sale of shares, up to the amount used for the acquisition of the distribution companies, adjusted by the interest rate of 5% (five percent) per year, according to § 5 of art. 4 of Law 5,655, of May 20, 1971.

Given the above, the application for suspension of the decision on the order ANEEL 63/2014, was granted by Aneel, in order to analyze the request of ultimately cancellation, made by Eletrobras, of the decision rendered in May 2016.

Eletrobras recognizes, on the base-date of March 31, 2016 in its liabilities, the amount of R$ 6.2 billion related to credits to reimburse the RGR, in with approximately R$ 1.2 billion is related to the acquisition of the distribution companies, as authorized by Law 9,619/98, which will only be returned when the sale of the distribution companies took place, in accordance with mentioned above. On the other hand, is registered in its assets the amount of R$ 4.4 billion, on the base-date of March 31, 2016, related to loans with RGR funds.

The Company will keep the market informed about the matter referred to in this market announcement.

Rio de Janeiro, August 9, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.